Exhibit 99.1

Expedia, Inc. Acquires Stake in eLong, Inc. from Renren Inc.

BEIJING, November 21, 2011 – Expedia, Inc. (NASDAQ: EXPE) (“Expedia”), the world’s largest online travel company, and Renren Inc. (NYSE: RENN) (“Renren”), China’s leading real-name social networking internet platform, jointly announced today that Renren has sold its investment in eLong, Inc. (NASDAQ: LONG) (“eLong”) to Expedia for approximately $72.4 million, or $23 per ADS.

“We’re pleased to have an opportunity to increase our investment in eLong as we see China as a key market in our efforts to expand internationally,” said Dara Khosrowshahi, President and Chief Executive Officer of Expedia. “We have been very happy with the strategic and operational progress made by eLong and look forward to many more years of success.”

“Our early investment in eLong helped us build mutually beneficial commercial ties as well as generate strong returns for our shareholders. Renren and eLong will continue to work on a number of joint initiatives, including Nuomi hotel group-buy, one of the largest hotel group-buy sites in China. We will continue this strong relationship with eLong and deliver more popular products together moving forward,” commented Joseph Chen, Chairman and Chief Executive Officer of Renren.

“Renren will continue to be a valued business partner to us, and we look forward to future cooperation with Renren,” said Guangfu Cui, eLong’s Chief Executive Officer.

About Expedia, Inc.

Expedia, Inc. is the largest online travel company in the world, with an extensive brand portfolio that includes more than 90 localized Expedia.com®- and Hotels.com®-branded sites; leading U.S. discount travel site Hotwire®; leading agency hotel company Venere.com™; Egencia®, the world’s fifth largest corporate travel management company; the world’s largest travel community TripAdvisor® Media Group; destination activities provider ExpediaLocalExpert®; luxury travel specialist Classic Vacations®; and China’s second largest booking site eLong™. The company delivers consumers value in leisure and business travel, drives incremental demand and direct bookings to travel suppliers, and provides advertisers vast opportunity to reach the most valuable audience of in-market travel consumers anywhere through TripAdvisor Media Group and Expedia Media Solutions. Expedia also powers bookings for some of the world’s leading airlines and hotels, top consumer brands, high traffic websites, and thousands of active affiliates through Expedia® Affiliate Network.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, and the social commerce website Nuomi.com. Renren had approximately 137 million activated users as of September 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from Renren’s management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors that may affect the Company’s results of operations are summarized in the Company filings or submission the Company made and available on the website of the United States Securities and Exchange Commission at www.sec.com.

For more information, please contact:

Expedia, Inc:

Investor Relations

425-679-3555

ir@expedia.com

Renren Inc:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (+86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

Caroline Straathof

IR Inside

Tel: (The Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com